UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05051760

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

BNP Residential Properties, Inc.	CIK No. 812150
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
FOR Schedule 14A, Definitive Proxy Statement filed April 12, 2005	File No. 1-9496
Electronic Report of Which the Documents are a Part	SEC File Number

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, April 14, 2005.

BNP RESIDENTIAL PROPERTIES, INC.

PROCESSED
APR 2 2 2005
THOMSON
FINANCIAL

By: [signature]
Pamela B. Bruno
Vice President, Treasurer, and
Chief Accounting Officer

Exhibit Attached:

--Paper copy of the performance graph included in BNP Residential Properties, Inc. Proxy Statement for Annual Meeting of Shareholders, Schedule 14A filed via EDGAR April 12, 2005.

SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C. 202 SECTION

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph compares the company's performance to the S&P 500 and the index of equity REITs prepared by the National Association of Real Estate Investment Trusts ("NAREIT") for the last five years. The stock price performance graph assumes an initial investment on December 31, 1999, of $100 in BNP Residential Properties, Inc. and the two indexes, and further assumes the reinvestment of all dividends.

Equity REITs are defined as those that derive more than 75% of their income from equity investments in real estate assets. The NAREIT equity index includes all tax qualified real estate investment trusts listed on the New York Stock Exchange, American Stock Exchange and NASDAQ National Market System. Stock price performance is not necessarily indicative of future results.



350.00
325.00
300.00
275.00
250.00
225.00
200.00
175.00
150.00
125.00
100.00
75.00
50.00
1999
2000
2001
2002
2003
2004
BNP
NAREIT
S&P 500

Data points:

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
BNP	$100.00	$102.46	$159.00	$174.65	$219.43	$328.28
NAREIT	100.00	126.37	143.97	149.47	204.98	269.70
S&P 500	100.00	90.90	80.09	62.39	80.29	89.02